FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes	No	x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding discussions with the parent company in relation to the disposal of fixed-line telecommunications assets and operations in Guangdong Province and Shanghai Municipality in the PRC to the parent company of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 8, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 9, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

ANNOUNCEMENT

The Company is in discussions with the parent company in relation to the disposal of fixed-line telecommunications assets and operations in Guangdong Province and Shanghai Municipality in the PRC to the parent company. No definitive agreement in relation to the transaction has been entered into and the transaction may or may not proceed. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that the Company is in discussions with China Network Communications Group Corporation (“China Netcom Group”), the parent company of the Company, in relation to the disposal of fixed-line telecommunications assets and operations in Guangdong Province and Shanghai Municipality in the People’s Republic of China (“PRC”) to China Netcom Group. No definitive agreement in relation to the disposal transaction has been entered into and the transaction may or may not proceed. The disposal transaction, if proceeds, is likely to constitute a discloseable transaction and a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and would be subject to conditions, including the receipt of PRC regulatory approval and approval of the independent shareholders of the Company.

Further announcement will be made by the Company when definitive agreement in relation to the disposal transaction is entered into.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

Hong Kong, 8 January 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr. José María Álvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.